EXHIBIT D-6



                         UNITED STATES OF AMERICA
                   FEDERAL ENERGY REGULATORY COMMISSION

New York State Electric & Gas  )           Docket No. EC97-52-000
  Corporation                  )

                     ORDER AUTHORIZING DISPOSITION OF
          JURISDICTIONAL FACILITIES AND CORPORATE REORGANIZATION

                        (Issued December 16, 1997)

     On August 29, 1997, as amended on November 7, 1997, New York State Electric and Gas Corporation (NYSEG) filed an application pursuant to Section 203 of the Federal Power Act 1/ for Commission authorization to implement a corporate restructuring which will result in the formation of a holding company. As a result of the proposed restructuring, NYSEG will become a wholly-owned subsidiary of a new holding company to be named later (HoldCo for purposes of this order). As part of the corporate restructuring, NYSEG also proposes to transfer certain of its jurisdictional power sales contracts and a power sales tariff to a subsidiary or subsidiaries of HoldCo.

Description of NYSEG's Corporate Structure

     NYSEG is a public utility within the meaning of the Federal Power Act (FPA). 2/ NYSEG provides electric and gas services to customers in parts of central, eastern and western New York. NYSEG has two wholly owned subsidiaries, NGE Enterprises, Inc.
(NGE) and Somerset Railroad Corporation. 3/ NYSEG's power marketing affiliate, XENERGY, is a wholly-owned subsidiary of NGE. NYSEG and XENERGY have received Commission authorization to sell wholesale power at market based rates. 4/

     According to the application, NYSEG is proposing to estab-lish a holding company structure in response to directives of the Public Service Commission of the State of New York (New York Commission) as a means to increase competition in New York. 5/


____________________

1/  16 U.S.C. Subsection 824b (1994).

2/  See 16 U.S.C. Subsection 824(e) (1994).

3/  Application, Exhibit B.

4/  XENERGY, Inc. and New York State Electric & Gas Corporation,
    79 FERC Paragraph 61,303 (1997).

5/  Application at 14-15.
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NYSEG -- Docket No. EC97-52-000


Proposed Corporate Reorganization

     NYSEG proposes to reorganize its corporate operations through the creation of a holding company parent. 6/ The corporate reorganization will be accomplished pursuant to the terms of an Agreement and Plan of Share Exchange to be entered into between NYSEG and HoldCo. Formation of the holding company will be achieved through a share exchange under which each outstanding share of NYSEG common stock will be exchanged for one share of HoldCo common stock. None of NYSEG's other equity securities, including cumulative preferred shares, would be altered by the transaction. 7/

     As part of the reorganization plan, NYSEG's coal-fired generation assets are to be transferred to a subsidiary or subsidiaries of HoldCo (collectively referred to as GenSub) and subsequently sold through an auction. 8/ Consequently, NYSEG seeks Commission authorization to transfer certain of its wholesale power sales contracts and a power sales tariff (collectively Power Sales Agreements) to GenSub. 9/ NYSEG seeks an effective date for the transfer of the Power Sales Agreements concurrent with the effective date of the transfer of generation assets. 10/ In addition, NYSEG seeks Commission authorization to transfer any new power sales tariff service agreements and umbrella agreements that it enters into up to and until the time NYSEG transfers its generation assets to GenSub.

____________________

6/ According to the application, HoldCo will qualify for an exemption from registration as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA), pursuant to section 3(a)(1) of PUHCA. (Application at 26).

7/  Application at 6.

8/ The Application states that GenSub may initially be a subsidiary of NYSEG and, as part of the proposed reorganization, be transferred by NYSEG to HoldCo.
    (Application at 2 n.5).

9/ NYSEG states that the power sales tariff does not provide for power sales to affiliates and that, prior to any sale of power by GenSub to NYSEG, GenSub will make a separate filing under Section 205 of the FPA requesting Commission acceptance of such sale. (Application at 12).

10/ NYSEG proposes to file all necessary notices of succession under section 35.16 of the Commission's Rules and Regulations, 18 C.F.R. Subsection 35.16 (1997) in response to any Commission order authorizing the holding company formation. (Application at 8).

NYSEG -- Docket No. EC97-52-000


Notice of the Application

     Notice of the application was published in the Federal Register with comments due on or before September 29, 1997. On September 11, 1997, the Public Service Electric and Gas Company (PSE&G) filed a motion to intervene raising no issues. On September 26, 1997, the New York Commission filed a notice of intervention requesting that the Commission defer action on NYSEG's proposed reorganization until after the effective date of the New York Commission's decision. The New York Commission also states that, due to continuing settlement negotiations in the state restructuring proceeding, NYSEG should modify its application with the Commission after such negotiations are concluded.

Discussion

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, PSEG&'s motion to intervene and the New York
Commission's notice of intervention serve to make them parties to the proceeding. 11/

     As noted above, NYSEG is a public utility under the FPA. In Central Vermont Public Service Corporation (Central Vermont), 12/ the Commission concluded that the transfer of ownership and control of jurisdictional facilities, through a transfer of a public utility's common stock from existing shareholders to a newly created holding company, constitutes a disposition of jurisdictional facilities requiring prior Commission approval under section 203. Consistent with the Commission's holding in Central Vermont, because NYSEG's proposed restructuring involves the transfer of ownership of its common stock from existing shareholders to HoldCo, the restructuring is subject to the requirements of section 203.

     Additionally, in Enron Power Marketing, Inc., the Commission found that power sales contracts filed with the Commission constitute jurisdictional facilities. 13/ Consequently, the transfer or assignment of power sales contracts requires section

___________________

11/ 18 C.F.R. Subsection 385.214(a)(2) and (c)(1) (1997).

12/ 39 FERC Paragraph 61,295 (1987).

13/ 65 FERC Paragraph 61,305 at 62,405 (1993).  See also Ocean
    State Power, 43 FERC Paragraph 61,466 (1988) (as a result of a change in ownership structure, the transfer of assets in the form of power sales contracts constitutes a transaction within the scope of section 203).
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NYSEG -- Docket No. EC97-52-000


203 authorization. Consistent with this finding, the transfer of NYSEG's Power Sales Agreements requires approval pursuant to section 203.

     The proposed restructuring will not adversely affect competition. While the proposed reorganization results in a change of ownership or control of jurisdictional facilities, it involves only NYSEG and its affiliates and does not itself result in any change in the operation of NYSEG's facilities, or other inputs that could be used as barriers to entry, that would have an anti-competitive effect.

     The proposed reorganization will not adversely affect rates or regulation. According to the application, it is contemplated that HoldCo will be an exempt holding company under PUHCA. 14/ After the reorganization, NYSEG will continue to be subject to retail rate regulation by the New York Commission. This Commission will maintain its regulatory authority over both NYSEG and XENERGY, and will have regulatory authority over any wholesale sales made by GenSub, to consider any and all wholesale rate-related issues arising after the reorganization.

     Finally, neither PSE&G nor the New York Commission raise substantive issues related to the proposed reorganization. The New York Commission, however, has asked that the Commission defer action on NYSEG's application pending continuing negotiations in the state proceeding. Further deferral is unnecessary since NYSEG would need to file a further application with the Commission under section 203 of the FPA in the event that subsequent negotiations in NYSEG's restructuring proceeding in the State of New York result in agreements that present material changes affecting the instant disposition of facilities.

     While HoldCo is not proposing to merge with another holding company at this time, it is possible that in the future such a merger may take place. In an order approving a similar holding company formation by Illinois Power Company, the Commission clarified its jurisdiction under section 203 regarding the effect that mergers of public utility holding companies have on their public utility subsidiaries. 15/ While noting that it does not have jurisdiction over public holding company mergers or consolidations, the Commission concluded that, ordinarily, when public utility holding companies merge, an indirect merger involving their public utility subsidiaries also takes place, and that Commission approval under section 203 would be required. Consequently, the Commission stated:

____________________

14/ Application at 15.

15/ Illinois Power Company, 67 FERC Paragraph 61,136 (1994)
NYSEG -- Docket No. EC97-52-000


          We therefore will presume, subject to
          rebuttal, that mergers between public utility holding companies also accomplish an indirect merger of their public utility subsidiaries.
          If the public utilities can rebut the
          presumption, we will find that jurisdiction will not attach until such time as the public utility subsidiaries formally merge or consolidate their facilities. If the public utilities cannot rebut the presumption, section 203 approval of the indirect merger of the public utilities will be required.
          (footnote omitted) [16/]

     Accordingly, NYSEG is advised that, in the event HoldCo should seek to merge with another public utility holding company, NYSEG and any other affected public utility are required to file under section 203 evidence to rebut the presumption that such a merger would not also result in an indirect merger of the public utility subsidiaries, or, alternatively, for approval of an indirect merger of the public utilities.

     Based on the foregoing analysis, it is concluded that the disposition of jurisdictional facilities by NYSEG in the above described corporate restructuring is consistent with the public interest and is hereby authorized effective concurrent with the effective date of NYSEG's generation assets transfer to GenSub, subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The Commission retains authority under section 203(b) of the Federal Power Act to issue supplemental orders as appropriate;

     (3) the foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost or any other matter whatsoever now pending or which may come before the Commission;


____________________

16/ 67 FERC at 61,354-55.
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NYSEG -- Docket No. EC97-52-000


     (4) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (5) NYSEG shall record all costs related to the formation of HoldCo or restructuring, and not passed on to HoldCo, in Account 426.5, Other Deductions, of the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees;

     (6) In the event HoldCo should seek to merge with another public utility holding company, the public utilities of those companies are required to make appropriate filings under section 203 of the Federal Power Act; and

     (7) NYSEG shall promptly notify the Commission of the date on which the disposition of the jurisdictional facilities is consummated.

     Authority to act on this matter is delegated to the Director, Division of Opinions and Corporate Applications, pursuant to 18 C.F.R. Subsection 375.713. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. Subsection 385.713.



                         Robert E. Cackowski
                         Director, Division of Opinions
                         and Corporate Applications